UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	□ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  □

Atlantica Yield Reports Second Quarter 2018 Financial Results

•	Net profit attributable to the Company for the first half of 2018 was $67.4 million, compared to a net profit of $12.6 million in the first half of 2017

•	Revenues for the first half increased to $513.1 million (+6.2% year-over-year)

•	Cash available for distribution (“CAFD”) was $89.7 million in the first half of 2018, on track to meet the 2018 guidance

•	Operating cash flow for the first half of 2018 was $163.2 million, a 57% increase with respect to the first half of 2017

•	Further Adjusted EBITDA including unconsolidated affiliates[1] grew by 12.8% to $443.3 million in the first half of 2018, compared with $392.9 million in the same period of 2017

•	Quarterly dividend of $0.34 per share declared by the Board of Directors, representing a 31% increase compared to the same quarter of 2017

August 6, 2018 – Atlantica Yield plc (NASDAQ: AY) (“Atlantica”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported today financial results for the six-month period ended June 30, 2018.

Revenues for the second quarter of 2018 were $287.8 million, representing a 1.0% increase compared to the second quarter of 2017. For the first half of 2018, revenues increased by 6.2% to $513.1 million compared to the same period of 2017. Further Adjusted EBITDA including unconsolidated affiliates1 was $263.5 million for the second quarter and $443.3 million for the first half of 2018, representing an increase of 15.6% and 12.8% as compared to the respective periods of 2017.

1 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 15).

CAFD generation in the first half of the year reached $89.7 million (of which $46.7 million was generated in the second quarter of 2018), compared to $95.5 million in the same period of 2017.

Highlights

	For the three-month period ended June 30,		For the six-month period ended June 30,
(in thousands of U.S. dollars)	2018	2017	2018	2017
Revenue	$287,848	$285,069	$513,113	$483,215
Profit/(loss) for the period attributable to the Company	72,114	24,382	67,350	12,613
Further Adjusted EBITDA incl. unconsolidated affiliates[2]	263,459	227,841	443,259	392,891
Net cash provided by operating activities	32,671	17,908	163,206	104,280
CAFD[3]	46,706	34,582	89,737	95,454

Key Performance Indicators

	As of and for the six-month period ended June 30,
	2018	2017
Renewable energy
MW in operation[4]	1,446	1,442
GWh produced[5]	1,446	1,560
Efficient natural gas
MW in operation	300	300
GWh produced	1,101	1,171
Availability(%)[6]	98.6%	99.8%
Electric transmission lines
Miles in operation	1,099	1,099
Availability(%)[7]	99.9%	96.6%
Water
Mft[3] in operation	10.5	10.5
Availability (%)	100.9%	102.1%

2 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation in the six-month period ended June 30, 2017 (see reconciliation on page 15).
3 CAFD for the six-month period ended June 30, 2017 includes $10.4 million of ACBH dividend compensation (see reconciliation on page 16).
4 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
5 Includes curtailment production in wind assets for which we receive compensation.
6 Electric availability refers to operational MW over contracted MW with PEMEX.
7 Availability refers to actual availability divided by contracted availability.

Segment Results

(in thousands of U.S. dollars)	For the six-month period ended June 30,
	2018	2017
Revenue by geography
North America	$172,315	$170,457
South America	59,881	58,688
EMEA	280,917	254,070
Total revenue	$513,113	$483,215

Further Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$154,659	$151,786
South America	49,247	58,615
EMEA	239,353	182,490
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$443,259	$392,891

(in thousands of U.S. dollars)	For the six-month period ended June 30,
	2018	2017
Revenue by business sector
Renewable energy	$392,213	$363,603
Efficient natural gas	61,437	59,414
Electric transmission lines	47,903	47,617
Water	11,560	12,581
Total revenue	$513,113	$483,215

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$345,386	$279,263
Efficient natural gas	46,892	52,842
Electric transmission lines	40,300	49,832
Water	10,591	10,954
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$443,259	$392,891

Production in the U.S. solar assets remained stable period-over-period, with the annual maintenance work in Mojave taking place as expected in the second quarter of 2018. Production in Spain was lower mainly due to lower solar radiation, especially during the second quarter of 2018 when compared to the comparable quarter of 2017. However, impact on revenues was limited, since most of the revenues are based on the availability of assets and not their actual production. Operating performance in Kaxu (South Africa) continued to be solid during the second quarter of 2018, with a capacity factor of 32.3% during the first half of 2018. Finally, production in wind was slightly higher than in the same period a year ago.

Regarding Atlantica’s availability-based assets, they continue to deliver solid performance with high availability levels in ACT, in transmission lines and in water assets.

Liquidity and Debt

As of June 30, 2018, cash available at the Atlantica Yield corporate level was $152.3 million.

As of June 30, 2018, net project debt was $4,713.9 million ($4,954.3 million as of December 31, 2017) and net corporate debt was $486.7 million ($494.6 million as of December 31, 2017).  The net corporate debt / CAFD pre-corporate debt service ratio8 stood at 2.2x as of June 30, 2018.

8 Net corporate leverage calculated as corporate net debt divided by midpoint guidance for Cash Available For Distribution for the year 2018 before corporate debt service.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica Yield corporate level.

CAFD pre-corporate debt service is calculated as Cash Available For Distribution plus interest paid by Atlantica Yield.

Executing on Refinancing Opportunities

During the second quarter of 2018, Atlantica Yield refinanced its Helios 1&2 and Helioenergy 1&2 solar assets in Spain, with an average improvement in spreads of approximately 100 basis points, in line with Atlantica’s plan and guidance.

Helios 1&2 have been refinanced with a €292 million miniperm structure with a syndicate of eight banks. The new financing  agreement eliminates the cash sweep mechanism, included in the previous agreement.

Helioenergy 1 & 2 have been refinanced with a syndicate of seven banks and the investment management firm Rivage Investment. The notional amount of the debt of $263.5 million has been maintained and the average tenor has been extended.

The new total aggregate project debt has been used to repay the previous debt agreements and to terminate certain interest rate derivative agreements, among others.

Dividend

On July 31, 2018, the Board of Directors of Atlantica Yield approved a dividend of $0.34 per share which represents a 31% increase with respect to the second quarter of 2017.  This dividend is expected to be paid on or about September 15, 2018 to shareholders of record as of August 31, 2018.

Details of the Results Presentation Conference

Atlantica Yield’s CEO, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, August 6, at 8:30 am EST.

In order to access the conference call participants should dial: +1 646-828-8193 (US), +44 (0) 330 336 9127 (UK) or +1 647-484-0475 (Canada), followed by the confirmation code 1313595.  A live webcast of the conference call will be available on Atlantica Yield's website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, Atlantica Yield’s management will meet with investors in New York at the 2018 Global Industrials Conference organized by Jefferies on August 8 and at the Power, Utilities, MLPs and Pipelines Conference organized by Goldman Sachs on August 9, 2018.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. We do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2017 filed on Form 20-F, for a more complete discussion of the factors that could affect us.

Important risks, uncertainties and other factors that could cause these differences include, but are not limited to: Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, decreases in government expenditure budgets, reductions in government subsidies or other adverse changes in laws and regulations affecting our businesses and growth plan, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; our ability to acquire solar projects due to the potential increase of the cost of solar panels; political, social and macroeconomic risks relating to the United Kingdom's exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement or otherwise from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities on favorable terms or at all; our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others due to, among other things, not being offered assets that fit our portfolio, not reaching agreements on prices or, in the case of the Abengoa ROFO Agreement, the risk of Abengoa selling assets before they reach COD; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO agreements with AAGES, Algonquin or Abengoa; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to enter into new offtaker agreements or replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings, including claims due to Abengoa's restructuring process; reputational risk, including potential damage caused to us by Abengoa's reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; risk that the 16.5% Share Sale will not be completed; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to electricity market conditions which can impact revenue from our renewable energy; changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all project and investments, including Solana and Kaxu; failure or delay to reach the "flip-date" by Liberty Interactive Corporation in its tax equity investment in Solana; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our efficient natural gas power generation facilities; deterioration in Abengoa's financial condition; Abengoa's ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants or payment obligations under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts; changes in our tax position and greater than expected tax liability, including in Spain; conflicts of interest which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder; the divergence of interest between us and Abengoa, due to Abengoa's sale of our shares; potential negative tax implications from being deemed to undergo an "ownership change" under section 382 of the Internal Revenue Code, including limitations on our ability to use U.S. NOLs to offset future income tax liability; negative implications from a potential change of control; negative implications of U.S. federal income tax reform; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; failure to collect insurance proceeds in the expected amounts; and various other factors, including those factors discussed under “Item 3D. Key Information—Risk Factors” and “Item 5.A—Operating Results" in our annual report for the fiscal year ended December 31, 2017 filed on Form 20-F.

Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.

The CAFD and other guidance included in this press release are estimates as of March 7, 2018. These estimates are based on assumptions believed to be reasonable as of that date, when Atlantica Yield published its FY 2017 Financial Results. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges, and dividends received from the preferred equity investment in ACBH.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Further Adjusted EBITDA including unconsolidated affiliates is also used by management as a measure of liquidity.

Our management uses Further Adjusted EBITDA including unconsolidated affiliates as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our Board of Directors, shareholders, creditors, analysts and investors concerning our financial performance.

We define Cash Available For Distribution as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses. Management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors.

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, cash available for distribution is used by our management team for determining future acquisitions and managing our growth.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018	2017	2018	2017
Revenue	$287,848	$285,069	$513,113	$483,215
Other operating income	56,644	25,321	85,058	40,313
Raw materials and consumables used	(2,854)	(6,064)	(7,274)	(7,140)
Employee benefit expenses	(5,218)	(4,179)	(10,315)	(8,259)
Depreciation, amortization, and impairment charges	(85,673)	(78,835)	(160,297)	(155,711)
Other operating expenses	(75,032)	(74,370)	(141,226)	(128,785)
Operating profit/(loss)	$175,715	$146,942	$279,059	$223,633
Financial income	36,575	168	36,871	488
Financial expense	(106,039)	(101,657)	(206,106)	(202,696)
Net exchange differences	1,328	(3,104)	1,148	(2,963)
Other financial income/(expense), net	(8,027)	2,209	(9,687)	6,487
Financial expense, net	$(76,163)	$(102,384)	$(177,774)	$(198,684)
Share of profit/(loss) of associates carried under the equity method	1,502	1,374	2,909	2,076
Profit/(loss) before income tax	$101,054	$45,932	$104,194	$27,025
Income tax	(26,369)	(17,348)	(31,019)	(12,848)
Profit/(loss) for the period	$74,685	$28,584	$73,175	$14,177
Loss/(profit) attributable to non-controlling interests	(2,571)	(4,202)	(5,825)	(1,564)
Profit/(loss) for the period attributable to the Company	$72,114	$24,382	$67,350	$12,613
Weighted average number of ordinary shares outstanding (thousands)	100,217	100,217	100,217	100,217
Basic earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$0.72	$0.24	$0.67	$0.13

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of June 30, 2018	As of December 31, 2017
Non-current assets
Contracted concessional assets	$8,736,368	$9,084,270
Investments carried under the equity method	53,002	55,784
Financial investments	51,589	45,242
Deferred tax assets	165,182	165,136
Total non-current assets	$9,006,141	$9,350,432
Current assets
Inventories	$18,534	$17,933
Clients and other receivables	260,241	244,449
Financial investments	215,148	210,138
Cash and cash equivalents	657,212	669,387
Total current assets	$1,151,135	$1,141,907
Total assets	$10,157,276	$10,492,339
Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	2,100,092	2,163,229
Other reserves	91,935	80,968
Accumulated currency translation differences	(51,158)	(18,147)
Retained Earnings	(416,767)	(477,214)
Non-controlling interest	130,110	136,595
Total equity	$1,864,234	$1,895,453
Non-current liabilities
Long-term corporate debt	$624,163	$574,176
Long-term project debt	4,956,811	5,228,917
Grants and other liabilities	1,662,379	1,636,060
Related parties	80,300	141,031
Derivative liabilities	285,985	329,731
Deferred tax liabilities	225,171	186,583
Total non-current liabilities	$7,834,809	$8,096,498
Current liabilities
Short-term corporate debt	14,878	68,907
Short-term project debt	262,009	246,291
Trade payables and other current liabilities	153,917	155,144
Income and other tax payables	27,429	30,046
Total current liabilities	$458,233	$500,388
Total equity and liabilities	$10,157,276	$10,492,339

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018	2017	2018	2017
Profit/(loss) for the period	74,685	28,584	73,175	14,177
Financial expense and non-monetary adjustments	127,403	183,671	297,862	339,761
Profit for the period adjusted by financial expense and non-monetary adjustments	$202,088	$212,255	$371,037	$353,938
Variations in working capital	(35,573)	(51,266)	(47,227)	(79,967)
Net interest and income tax paid	(133,844)	(143,081)	(160,604)	(169,691)
Net cash provided by/(used in) operating activities	$32,671	$17,908	$163,206	$104,280
Investment in contracted concessional assets[9]	2,178	(875)	62,690	(2,694)
Other non-current assets/liabilities	(6,244)	10,795	(11,362)	(2,568)
Acquisitions of subsidiaries	-	-	(9,327)	-
Other investments	1,048	68,304	2,521	24,675
Net cash provided by/(used in) investing activities	$(3,018)	$78,224	$44,522	$19,413

Net cash provided by/(used in) financing activities	$(106,383)	$(87,508)	$(207,598)	$(123,702)

Net increase/(decrease) in cash and cash equivalents	$(76,730)	$8,625	$130	$(9)
Cash and cash equivalents at beginning of the period	755,902	589,392	669,387	594,811
Translation differences in cash or cash equivalent	(21,960)	16,295	(12,305)	19,510
Cash and cash equivalents at end of the period	$657,212	$614,312	$657,212	$614,312

9 Includes proceeds of $60.8 million received at Solana from Abengoa in relation to the consent with the DOE.

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018	2017	2018	2017
Profit/(loss) for the period attributable to the Company	$72,114	$24,382	$67,350	$12,613
Profit attributable to non-controlling interest	2,571	4,202	5,825	1,564
Income tax	26,369	17,348	31,019	12,848
Share of loss/(profit) of associates carried under the equity method	(1,502)	(1,374)	(2,909)	(2,076)
Financial expense, net	76,163	102,384	177,774	198,684
Operating profit	$175,715	$146,942	$279,059	$223,633
Depreciation, amortization, and impairment charges	85,673	78,835	160,297	155,711
Dividend from exchangeable preferred equity investment in ACBH	-	-	-	10,383
Further Adjusted EBITDA	$261,388	$225,777	$439,356	$389,727
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,071	2,064	3,903	3,164
Further Adjusted EBITDA including unconsolidated affiliates	$263,459	$227,841	$443,259	$392,891

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018	2017	2018	2017
Net cash provided by operating activities	$32,671	$17,908	$163,206	$104,280
Net interest and income tax paid	133,844	143,081	160,604	169,691
Variations in working capital	35,573	51,266	47,227	79,967
Other non-cash adjustments and other	59,299	13,522	68,319	35,789
Further Adjusted EBITDA	$261,388	$225,777	$439,356	$389,727
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,071	2,064	3,903	3,164
Further Adjusted EBITDA including unconsolidated affiliates	$263,459	$227,841	$443,259	$392,891

Reconciliation of Cash Available For Distribution to Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2018	2017	2018	2017
Profit/(loss) for the period attributable to the Company	$72,114	$24,382	$67,350	$12,613
Profit attributable to non-controlling interest	2,571	4,202	5,825	1,564
Income tax	26,369	17,348	31,019	12,848
Share of loss/(profit) of associates carried under the equity method	(1,502)	(1,374)	(2,909)	(2,076)
Financial expense, net	76,163	102,384	177,774	198,684
Operating profit	$175,715	$146,942	$279,059	$223,633
Depreciation, amortization, and impairment charges	85,673	78,835	160,297	155,711
Dividends from exchangeable preferred equity investment in ACBH	-	-	-	10,383
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,071	2,064	3,903	3,164
Further Adjusted EBITDA including unconsolidated affiliates	$263,459	$227,841	$443,259	$392,891
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,071)	(2,064)	(3,903)	(3,164)
Non-monetary items	(60,629)	(10,758)	(69,468)	(22,783)
Interest and income tax paid	(133,844)	(143,081)	(160,604)	(169,691)
Principal amortization of indebtedness	(71,028)	(54,528)	(88,675)	(76,050)
Deposits into/ withdrawals from restricted accounts	9,122	(8,157)	(12,598)	(600)
Change in non-restricted cash at project level	94,448	66,886	26,417	39,593
Dividends paid to non-controlling interests	(6,787)	(1,801)	(6,787)	(1,801)
Changes in other assets and liabilities	(45,963)	(39,756)	(37,904)	(62,941)
Cash Available For Distribution[10]	$46,707	$34,582	$89,737	$95,454

10 CAFD for the six-month period ended June 30, 2017 includes $10.4 million of ACBH dividend compensation.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlanticayield.com	Investor Relations & Communication Leire Perez E ir@atlanticayield.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

 Date: August 6, 2018